Exhibit 4.1

DESCRIPTION OF SECURITIES

The following description of the terms of Sunrise Real Estate Group, Inc.’s (“we”, “us”, “our”, or the “Company”) capital stock is a summary only and is qualified by reference to the relevant provisions of Texas law and our Articles of Incorporation, including Articles of Amendment to the Articles of Incorporation, and by-laws.

Authorized Capital Stock

Under our Articles of Amendment to the Articles of Incorporation, our authorized capital stock consists of two hundred million (200,000,000) shares of common stock, with $0.01 par value, and one million (1,000,000) shares of preferred stock, with $0.01 par value.

Description of Common Stock

Voting Rights. Each holder of our common stock is entitled to one vote for each share of our common stock held of record on the applicable record date on all matters submitted to a vote of shareholders.  Shareholders of common stock can use cumulative voting to aggregate director votes.

Dividend Rights. Holders of our common stock are entitled to receive such dividends as may be declared from time to time by our board of directors out of funds legally available therefor, subject to any preferential dividend rights granted to the holders of any outstanding our preferred stock.

Rights upon Liquidation. Holders of our common stock are entitled to share pro rata, upon any liquidation, dissolution or winding up of us, in all remaining assets available for distribution to shareholders after payment of or provision for our liabilities and the liquidation preference of any outstanding our preferred stock.

Preemptive Rights. Holders of our common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Description of Preferred Stock

Preferred Stock Outstanding. As of the date of this filing, no shares of our preferred stock were issued and outstanding.

Designation and Amount. Shares of Preferred Stock may be issued from time to time in one or more series, each such series to have such designations as may be fixed by the Board of Directors prior to the issuance of any shares thereof.

Dividend Rights. Holders of our Preferred Stock may be entitled to receive dividends (which may be cumulative or noncumulative) as may be declared from time to time by our board of directors out of funds legally available therefor.